August 31, 2009

Mr. Terence O’Brien

Division of Corporation Finance

Accounting Branch Chief

Mail Stop 7010

U.S. Securities and Exchange Commission

Washington, DC	20549-7010

Re:	Omega Flex, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 18, 2009

Definitive Proxy Statement on Schedule 14A Filed April 24, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

File No. 0-51372

Dear Mr. O’Brien:

On behalf of Omega Flex, Inc. (the “Company”), below are our responses to your comment letter dated August 4, 2009 (the “Comment Letter”) regarding our Annual Report on Form 10-K for the year ended December 31, 2008 (the “Annual Report”), our Definitive Proxy Statement on Schedule 14A filed April 24, 2009 (the “Proxy Statement”), and the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended March 31, 2009 (the “Quarterly Report”). The responses below are in the same order in which your letter was written, with paragraph numbers herein corresponding to the paragraphs of the same number in the Comment Letter.

Also, we acknowledge the following:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in these filings.
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filings; and
▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1 - Business. page 3

Description of Our Business, page 3

Overview of Current Business. page 5, Products, page 5

1.        We note your disclosure on top of page 7 related to your DoubleTrac® pipe. In future filings, please provide some brief background information on "all necessary product approvals" required to be obtained in connection with this new product, the role that Underwriters Laboratories plays in product certification, and the product standards which are applicable to your product.

In future filings, we will provide additional material background information on the UL971A standard applicable to our DoubleTrac® product, the necessary approvals for the product under that standard, and the role Underwriters Laboratories plays in product certification.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

2.        We note that a favorable product mix partially offset the factors that caused a decline in your net sales. In future filings, please provide investors with insight as to how the product mix has changed, why there was a change in product mix, and whether the change may remain constant or differ in the future. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In future filings, to the extent that the product mix is material to changes in our revenue, we will more fully discuss those changes to product mix and whether those changes are expected to remain constant or fluctuate and we will discuss management’s conclusions regarding the reasons for any changes in product mix based on available reliable information.

3.        In future filings, please quantify the impact changes in selling prices had on net sales. Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.

In addition to the requirements of Item 303(A)(3)(iii) of Regulation S-K, which instructs that we provide “a narrative discussion” regarding the effect of changes in prices, in future filings, we will quantify the impact of changes in selling prices where material to the disclosures.

Liquidity and Capital Resources, page 24

4.        We note that inventories are 26.3% and 23.4% of total assets as of December 31, 2008 and March 31, 2009, respectively. Further, we note that inventories declined 3% as of December 31, 2008 as compared to December 31, 2007; however, net sales declined 14.8%

for fiscal year 2008 as compared to fiscal year 2007. Given the significance of inventories to total current assets and total assets and your liquidity for each period presented, we continue to urge you to provide investors with a detailed analysis of your assessment of its realizability based on the specific information and/or measures management uses to evaluate the realizability of inventories. In this regard, we note that the ratio of inventory to quarterly cost of goods sold has increased from 1.26 to 1.42 between March 31, 2008 and March 31, 2009. Please consider disclosing this ratio for each period presented and provide an explanation for any material variances in this ratio. Please refer to comment 9 in our letter dated July 9, 2007, your response letter dated July 31, 2007, Item 303(A)(1) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for additional guidance.

In future filings, we will provide a more detailed analysis of our ability to realize on inventories in our business, including disclosure of the ratio of inventory to quarterly cost of goods sold and any material variances in this ratio.

Exhibit Index, page 53

5.         Please tell us why you have not filed the agreement with Sovereign Bank, NA. as an exhibit to your annual report. We note your Financing discussion on page 25.

The agreement with Sovereign Bank, N.A. was included as exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ending September 30, 2007, which was filed with the Commission on November 13, 2007. In future filings and while the line of credit agreement remains material, we will incorporate that exhibit by reference.

Exhibit 31.1 - CEO Certification

Exhibit 31.2 - CFO Certification

6.	In future filings:

▪          please remove the chief executive officer and chief financial officer's title in the introductory line to each 302 certification; and

▪          remove the parenthetical, "(if any)" included after material weaknesses you have included in paragraph 5.

In this regard, Item 601(b)(31) of Regulation S-K requires that the certification must be provided exactly as stated therein. Also refer to SEC Release No. 33-8124 dated August 29, 2002 and SEC Staff Alert, Annual Report Reminders, dated March 4, 2005 for additional guidance.

In future filings, we will provide the 302 certification for the chief executive officer and the chief financial officer exactly as stated in Item 601(b)(31) of Regulation S-K.

Schedule 14A Definite Proxy Statement Filed on April 24, 2009 Board Reports, page 13

Compensation Committee Report. page 16

Base Salary, page 16

7.         In future filings, please provide a qualitative and, to the extent possible, a quantitative discussion of the "pre-established business plan goals" which the committee takes in consideration for purposes of determining the amount of base salary for each named executive officer.

In future filings, we will provide a qualitative discussion of the factors used by the compensation committee in determining the base salary for each named executive officer. In addition, where material and to the extent possible, we will discuss quantitative information relating to those factors, in the context that discrete data may not itself be material in the event a multiplicity of factors are monitored and evaluated subjectively.

Incentive Bonus Plan. page 17

8.         In future filings, please provide a quantitative discussion of the terms of your performance measurements under the bonus plan. For instance, discuss how you weight the averages of specific targets (i.e., EBIT and net sales). Also, it is unclear how you calculated the size of the bonus pool and what the actual bonus pool amount was for 2008. In future filings, please disclose the specific performance measurements used to determine the size of the bonus pool and the bonus amount for each named executive officers. Include in your discussion a description of the formula used for purposes of determining the potential bonus amount, how the committee calculated the performance measurements and how it measured these goals against actual performance when it determined to pay the supplemental bonus amount of $859,000. Please see Items 402(o)(3) and (5) of Regulation S-K.

In future filings, we will provide a quantitative discussion of the terms of the performance measurements under the bonus plan, and disclose the weight given to specific performance measurements and the specific performance measurements used to determine the size of the bonus pool.

Long-Term Compensation, page 18

9.         In future filings, please clarify whether disclosure such as is in the last paragraph of the Long-Term Compensation disclosure relates to granting of units of phantom stock or some other benefit plan. Also, please explain what the acronym "OASDI" stands for. Based on your summary compensation table disclosure, it appears that during both fiscal years 2007 and 2008, no equity-based compensation grants were made. Also, it is not apparent how you have disclosed the 3% and 6% company contributions as percentages of base salary. Please explain this in future filings.

In future filings, we will clarify the presentation of the information in the last paragraph of the Compensation Committee Report to make clear it does not relate to the disclosure under the caption “Long-Term Compensation” (or our phantom stock plan) as well as provide a definition of OASDI (“Old-Age, Survivors, and Disability Insurance”). We will also specifically reference the Company contributions to the profit sharing plan in the footnotes to the summary compensation table. The staff is correct that no equity based compensation grants were made to any named executive officer in fiscal years 2007 and 2008.

Executive Compensation. page 18 Summary Compensation Table. page 18

10.       Please tell us how you are reporting the numbers in the "Bonus" column. Your narrative disclosure suggests that while part of the bonus (i.e. the $859,000 supplemental bonus amount) was discretionarily awarded, the rest was payable under the incentive bonus plan pursuant to performance measures. Please note that the compensation reported in the "Bonus" column should be of a discretionary nature. See Item 402(n)(2)(iv) of Regulation S-K and Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec. gov/divisions/corpfin/guidance/regs-kinterp.htm.

The total bonus amounts paid to each of the named executive officers in the respective fiscal years reported in the Bonus Column (column (d)) of the Summary Compensation Table represent bonuses awarded pursuant to a written plan both on a discretionary and a performance-related basis. We understand from review of the referenced materials that bonuses awarded on a discretionary basis were properly reportable in column (d), but that performance-based bonus amounts should have been reported in a column titled “Non-equity Incentive Plan Compensation”(column (g)). In future filings and to the extent applicable, we will report bonus amounts in accordance with the requirements of Item 402(n)(2).

.

11.       We note your disclosure about the missing columns in the summary compensation table; however, there is no disclosure about why you have not provided any disclosure pursuant to Item 402(p) of Regulation S-K. Please advise.

As discussed in part in response to comment no. 9 above, there are no outstanding equity compensation awards to any named executive officer and, accordingly, in future filings, we will include disclosure in the notes to the summary compensation table in the event and to the effect that there are no outstanding equity compensation awards to any named executive officer.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Consolidated Statements of Cash Flows page 5

12.       In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income attributable to Omega Flex, Inc. Refer to paragraph 28 of SFAS 95 for guidance. In this regard, please note that SFAS 160 revised the definition of net income. Refer to paragraphs 29-30 of Appendix A to SFAS 160 for additional guidance.

In future filings, we will revise our presentation of operating activities to begin with net income instead of net income attributable to Omega Flex, Inc.

Item 2 -- Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Changes in Financial Condition, page 15

13.      In future filings, please disclose the amount of the inventory write-down, as the write-down appears to have materially impacted inventories and gross profit margins for the first quarter of fiscal year 2009. Refer to Item 303(A)(3)(i) of Regulation S-K for guidance.

In future filings, we will consider the materiality of any inventory write-down to inventories and gross margins and any consequent relevant disclosure.

Results of Operations, page 16

14.      We note that your net sales began declining in the fourth quarter of fiscal year 2008 and have continued to decline in the first quarter of fiscal year 2009. In future filings, please include disclosure that explains the actions management is taking to address the material decline in net sales, if anything. Further, it appears as though, while net sales have materially declined, operating expenses have remained relatively static. In future filings, please also communicate to investors what actions, if any, management is taking to manage/control costs in light of the material decline in net sales. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

In future filings, we will include disclosures regarding management’s ongoing efforts to address material declines in net sales and efforts to manage and control costs.

15.      In future filings, please enhance your disclosure to discuss the amount of each significant change in line items between periods and the reasons for it. In circumstances where there is more than one reason for the change, attempt to quantify the incremental impact of each individual reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

In future filings, we will be attentive to financial disclosure of significant changes in line items, and the underlying reasons, and attempt to quantify the incremental impact of each reason where material.

Liquidity and Capital Resources, page 19

16.      In future filings, please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations, and ensure you clearly disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the decline in the residential construction industry, to affect other sources of liquidity.

We note that the Company has not incurred losses in net income for any quarter while it has been a public company (July 2005), and continues to generate cash from our continuing operations. In future filings, we will provide a comprehensive discussion of our liquidity and use of cash in operations, including discussion on the significant changes in the components of the statement of cash flow between reporting periods, as well as any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity.

Item 4 - Controls and Procedures, page 21

17.       We note your disclosure that the company's disclosure controls and procedures are designed to "ensure that the Company records, processes, summarizes and reports in a timely manner the information required to be disclosed in the periodic reports filed by the Company". This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

We hereby confirm supplementally to you that management’s evaluation of the Company’s disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure, and we will incorporate disclosure to such effect in future filings.

Exhibit 31.1 - Certification of Chief Executive Officer of Omega Flex. Inc. pursuant to Rule 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended

Exhibit 31.2 - Certification of Chief Financial Officer of Omega Flex. Inc. pursuant to Rule 15d-14(a) promulgated under the Securities Exchange Act of 1934, amended

18.       We note that the preamble of Section 4 of each certification is missing the reference to internal control over financial reporting and section 4(b) of the certification is missing in its entirety. As noted above, Item 601(b)(31) of Regulation S-K requires that the certification must be provided exactly as stated therein. Please amend your filing to correct both certifications.

We will amend our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 strictly to include the 302 certification for the chief executive officer and the chief financial officer in the form exactly as stated in Item 601(b)(31) of Regulation S-K.

*****

If you have any questions regarding our response or require additional information, please contact me at (610) 524-7272, extension 3038.

Very Truly Yours,

/s/ Paul J. Kane

Paul J. Kane,

Vice President – Finance & Chief Financial Officer

Copy:	Tracey Houser, Staff Accountant
Timothy Scanlan, Esq.
Kevin R. Hoben